 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* DeBoer, Sidney B. (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) May 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	05/29/2002	P |	280 | A | $26.650	280	I	By Spouse in Joint Ownership with Mother (1)
Class A Common				727	D
Class A Common				10,325	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

DeBoer, Sidney B. - May 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Class B Common	$0.000				N/A | N/A	Class A Common - 3,918,231		3,918,231	I	Interest owned by a LLC (2)
Stock Option (1997sd) (NQ) (right to buy)	$1.000				(3) | 12/31/2005	Class A Common - 728		728	D
Stock Option (1998sd) (ISO) (right to buy)	$16.230				01/01/1998 | 12/31/2002	Class A Common - 12,000		12,000	D
Stock Option (1999sd) (ISO) (right to buy)	$18.150				(4) | 01/01/2004	Class A Common - 12,000		12,000	D
Stock Option (2000sd) (ISO) (right to buy)	$18.430				(5) | 01/06/2005	Class A Common - 9,990		9,990	D
Stock Option (2000sd) (NQ) (right to buy)	$16.750				(6) | 01/06/2010	Class A Common - 22,010		22,010	D
Stock Option (2001) (ISO) (right to purchase)	$12.990				12/26/2000 | 12/26/2005	Class A Common - 7,494		7,494	D
Stock Option (2001) (NQ) (right to buy)	$1.000				12/26/2005 | 12/26/2010	Class A Common - 16,000		16,000	D
Stock Option (2001nq) (right to buy)	$19.240				12/26/2006 | 12/26/2011	Class A Common - 16,000		16,000	D
Stock Option (2001sd) (NQ) (right to purchase)	$11.810				(7) | 12/26/2010	Class A Common - 31,788		31,788	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Cliff E. Spencer, Attorney in Fact for 6/10/02 ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

DeBoer, Sidney B. - May 2002
Form 4 (continued)
FOOTNOTE Descriptions for Lithia Motors, Inc. LAD

Form 4 - May 2002

Sidney B. DeBoer
360 E. Jackson St.

Medford, OR 97501
Explanation of responses:

(1)   These shares are beneficially owned by reporting person's Mother-in-law in a joint account with reporting person's spouse and reporting person disclaims any beneficial ownership of these shares